OMB APPROVAL	
OMB NUMBER	
EXPIRES	
EST. AVG. BURDEN HRS. PER RESPONSE	

02019460

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-35359**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 **AND ENDING** December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**
U.S. Bancorp Investments, Inc.

Firm ID No. 17868

Address of Principal Place of Business:
800 Nicollet Mall
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Trudi M. Buckley (314) 418-1585
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name—if individual, state last, first, middle name)

650 Third Avenue South 13th Floor	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

SVP-Chief Financial Officer

Title

Subscribed and sworn to before me this 29th Day of March, 2002.

Notary Public

THEA M. JESTES
Notary Public - Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Apr. 3, 2005

My commission expires:

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss)
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

PRICEWATERHOUSECOOPERS

U.S. Bancorp Investments, Inc.

Statement of Financial Condition
December 31, 2001

U.S. Bancorp Investments, Inc.
Index to Statement of Financial Condition

PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Directors and Stockholder of
U.S. Bancorp Investments, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2002

U.S. Bancorp Investments, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and due from affiliated banks		$ 66,060,176
Receivables:		
Customers		75,230,219
Brokers, dealers and clearing organizations		21,638,525
Securities purchased under agreements to resell		210,061,748
Trading securities owned, at fair value	$ 55,402,082	
Trading securities owned, pledged to creditors	58,944,000	
Trading securities owned, at fair value		114,346,082
Other securities, at fair value		73,773,632
Fixed assets, at cost, net of accumulated depreciation and amortization of $8,619,814		822,798
Goodwill, net of accumulated amortization of $426,667		2,506,666
Other assets		12,807,378
Total assets		$ 577,247,224

Liabilities and Stockholder's Equity

Payables:	
Customers	$ 32,100,533
Brokers, dealers and clearing organizations	12,194,275
Certificate holders	94,118,829
Securities sold under agreements to repurchase	203,213,191
Trading securities sold, but not yet purchased, at fair value	1,221,878
Accrued compensation	5,008,605
Other liabilities and accrued expenses	30,088,586
Total liabilities	377,945,897
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 30,000 shares issued and outstanding	300
Additional paid-in capital	196,355,481
Retained earnings	2,945,546
Total stockholder's equity	199,301,327
Total liabilities and stockholder's equity	$ 577,247,224

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly-owned subsidiary of U.S. Bancorp (USB), is a securities broker/dealer and investment banking firm. On February 27, 2001, Firstar Corporation (Firstar) merged with the former U.S. Bancorp (USBM) and assumed the name U.S Bancorp. The Company trades and effects transactions in listed and unlisted equity and U.S. Government securities, underwrites and conducts secondary trading in corporate and municipal securities, sells mutual fund shares, acts as a broker of option contracts and provides various other financial services. The Company is a self-clearing firm, although certain of its transactions are cleared on a fully disclosed basis.

Effective December 1, 2001, Firstar Investment Services, Inc. (FISI), a broker-dealer operated by Firstar, merged with and into the Company. The primary activities of FISI are similar to those of the Company. In connection with this merger, the Company acquired assets of approximately $18,194,000, which were primarily composed of cash, money market funds, receivables, and goodwill and assumed liabilities of approximately $5,761,400, which were primarily composed of income taxes payable and accrued expenses. This combination of entities under common control was accounted for at book value.

Securities Borrowed

Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. These amounts are included in receivable from clearing organizations. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed transactions and is included in other assets on the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Interest is accrued on resale and repurchase contracts and is included in other assets and other liabilities on the statement of financial condition.

Trading Securities

Trading securities owned and trading securities sold but not yet purchased are stated at fair value and are generally readily marketable. Fair value is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

Other Securities
Other securities include debt securities which are stated at fair value. Fair value is based on the present value of future expected cash flows or upon the evaluation of collateral for certain collateral-dependent securities using management's best estimates of key assumptions.

Fixed Assets
Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using a straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill
Amortization of goodwill associated with acquisitions is provided using a straight-line method over a maximum useful life of 15 years. The recoverability of goodwill is evaluated if events or circumstances indicate a possible inability to realize the carrying amount.

Fair Value of Financial Instruments
At December 31, 2001, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

Accounting Changes
SFAS No. 141, *Business Combinations* mandates the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142, *Goodwill and Other Intangible Assets* addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The Company is required to adopt SFAS 142 on January 1, 2002. The most significant changes made by SFAS 142 are that goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company will apply the amortization provisions of SFAS 142 during the first quarter of 2002. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on the Company's net capital will not be significant.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers and dealers include:	
Receivables from brokers, dealers and clearing organizations	$ 21,171,420
Securities failed to deliver	467,105
Total receivables	$ 21,638,525
Payables to brokers and dealers include:	
Securities failed to receive	$ 12,066,220
Payables to brokers, dealers and clearing organizations	128,055
Total payables	$ 12,194,275

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed approximate the market value of the related securities.

3. Receivables from and Payables to Customers

Amounts receivable from customers include:	
Cash accounts	$ 54,657,577
Margin accounts	20,572,642
Total receivables	$ 75,230,219
Amounts payable to customers include:	
Cash accounts	$ 25,529,807
Margin accounts	6,570,726
Total payables	$ 32,100,533

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

4. Trading Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, trading securities owned (including those pledged to creditors) and trading securities sold, but not yet purchased by the Company, are as follows:

Owned:	
Corporate securities:	
Fixed income	$ 43,974,031
Equity	5,401,777
Commercial paper, bankers' acceptances and certificates of deposit	30,749,518
Government securities	33,778,575
Municipal securities	442,181
	$ 114,346,082
Sold but not yet purchased:	
Corporate securities:	
Fixed income	$ 1,120,415
Government securities	101,463
	$ 1,221,878

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Other Securities and Payable to Certificate Holders

The Company, as trustor, has created certain trusts which were organized to acquire municipal debt securities and hold such securities to provide for the creation and issuance of tax-exempt, variable-rate certificates. The certificates are marketed to accredited institutional investors. The municipal debt securities were transferred by the Company to such trusts. As the Company has not surrendered control over the transferred assets, the transfers are recorded as secured borrowings, with the debt securities and corresponding amounts payable to certificate holders recorded as assets and liabilities, respectively in the statement of financial condition. The Company serves as remarketing agent for the certificates, for which it receives a contractual fee.

6. Borrowings

At December 31, 2001, the Company has a $200,000,000 secured borrowing facility with U.S. Bank National Association (USBNA), an affiliated bank, which is cash collateralized by a savings deposit pledged by USB. In addition, the Company has a $350,000,000 secured line from USBNA, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2001, the Company had available and pledged $58,944,000 in trading securities owned. At December 31, 2001, the Company had no amounts outstanding on either of the lines available from USBNA.

During the year ended December 31, 2001, the Company prepaid its subordinated debt to USB in the total amount of $250,000,000.

7. Commitments and Contingent Liabilities

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

The Company provided guarantees which approximated $33,100,000 at December 31, 2001, associated with certain structured transactions to facilitate the issuance of tax-exempt, variable-rate certificates. No cash payments were made on such guarantees during the year ended December 31, 2001.

The Company is involved in various lawsuits or arbitrations or threatened lawsuits or arbitrations and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitrations, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

8. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $238,000,000 on such terms, $203,213,191 of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

Concentrations of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions.

At December 31, 2001, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

9. Transactions with Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions could be charges or reimbursements to the Company and include fees for referrals, fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, and costs for occupancy and general administrative services.

For the year ended December 31, 2001, USB contributed additional capital of $170,000,000 to the Company following the Company's prepayment of subordinated debt. See Note 6 for additional information.

Additionally, the Company obtains financing from USBNA to fund the Company's operating and investing activities. Such financing is more fully described in Note 6.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of National Association of Securities Dealers, Inc. (NASD), the Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rule of the NASD. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions. The NASD may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2001, net capital under the Rule was $15,110,801 or 23 percent of aggregate debit balances, and $13,809,691 in excess of the minimum required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had no reserve requirement as a result of the PAIB calculation.

11. Employee Benefit Plans and Stock Based Compensation

Substantially all of the Company's employees are eligible to participate in USB employee benefit plans.

The Company participates in the cash balance pension plan of USB covering substantially all employees. Pension benefits are based on years of service and employees' compensation while employed with the Company. Employees are fully vested after five years of service.

As a result of the Firstar merger, and the consolidation of the benefit plan structures, effective January 1, 2002, a participant's future retirement benefits are based on a participant's highest five years average annual compensation during his or her last 10 years before retirement or termination from the Company. Under the previous cash balance pension benefit structure the participant's earned retirement benefits were based on their average compensation over their career. Plan assets primarily consist of various equity mutual funds, listed stocks and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

The Company also participates in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company, up to the first four percent of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. All of the Company's matching contributions are invested in USB common stock. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its employee stock incentive and purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the grant date. Certain of the Company's employees have the option to participate in the stock incentive plans offered by USB, which include incentive stock options, restricted stock, and other stock-based awards at or above 100 percent of the market price at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock options outstanding at December 31, 2001. The December 31, 2000 amounts have been converted into 1.265 shares of USB stock reflecting the terms of the Firstar and USBM merger.

	Options Outstanding	Weighted Average Price Per Share	Restricted Shares Outstanding
December 31, 2000	733,191	$22.62	462,946
Granted	158,758	$23.39	-
Exercised	46,380	$23.30	-
Transferred	210,220	$23.08	-
Canceled/vested	34,818	$20.27	20,744
December 31, 2001	1,020,971	$24.60	442,202

Additional information regarding options outstanding at December 31, 2001, is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$7.54-$10.00	10,127	1.9	$7.79	10,127	$7.79
$10.01-$20.00	242,953	6.7	$17.81	242,953	$17.81
$20.01-$30.00	706,652	7.6	$26.38	438,003	$27.62
$30.01-$37.15	61,239	6.5	$33.69	61,239	$33.69
	1,020,971	7.2	$24.60	752,322	$24.68

Certain of the Company's employees were eligible to participate in a key employee incentive plan consisting of restricted shares of USB common stock. The plan is subject to a three-year vesting period.

12. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company files unitary state tax returns with USB and its affiliates. Payments are made to or received from USB each quarter for federal and state income taxes computed on pretax book income using the consolidated effective tax rate. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. Adjustments to deferred tax assets and liabilities are periodically settled with USB.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax purposes. At December 31, 2001, the Company's deferred federal tax liability totaled $5,493,513 and the state tax liability totaled $892,161 both included in other liabilities and accrued expenses, principally related to miscellaneous accruals offset by the tax effect of accelerated depreciation and benefit plans.